Austrian

9.6.2008

Ad-hoc Meldung

PROJEKT ZUR EVALUIERUNG STRATEGISCHER OPTIONEN GESTARTET

POSITIVES JAHRESERGEBNIS 2008 DURCH EXTREM HOHEN KEROSINPREIS NICHT ERREICHBAR

In der außerordentlichen Aufsichtsratssitzung vom 9. Juni 2008 wurde ein Projekt vom Vorstand vorgestellt und vom Aufsichtsrat zustimmend zur Kenntnis genommen, das weitere Ergebnispotentiale aus der Eigenoptimierung und zusätzliche Potentiale aus einer strategischen Partnerschaft ermitteln soll. Das Projekt wird vom Vorstand der Gesellschaft mit Unterstützung durch die Boston Consulting Group (BCG) durchgeführt und wird Ende Juli erste Zwischenergebnisse und Ende September eine detaillierte Handlungsempfehlung für den Eigentümer bringen. Grundlage zur Bewertung möglicher Ergebniseffekte ist die derzeitige Situation der Austrian Airlines Group, die vom hohen Kerosinpreisniveau belastet ist.

Die Mehrkosten für den extrem hohen Kerosinpreis und die damit verbundenen schwierigen Umfeldbedingungen prägen die gesamte Airlinebranche, die ihre Erwartungen für das laufende Jahr deutlich nach unten korrigiert hat.

In Vorbereitung der Aufsichtsratssitzung haben Austrian Airlines erneute Hochrechnungen auf Basis des in den letzten Wochen dramatisch gestiegenen Kerosinpreises durchgeführt. Die Austrian Airlines Group rechnet für heuer auf Basis des aktuellen Kerosinpreis- und US-Dollarniveaus mit Mehrkosten in der Höhe von EUR 130 Mio. für Kerosin. Austrian Airlines erwartet, dass durch die eingeleiteten Gegenmaßnahmen diese Belastungen nicht voll durchschlagen werden, sodass mit einem Jahresergebnis für das Geschäftsjahr 2008 in der Bandbreite von EUR -70 Mio. bis -90 Mio. gerechnet wird. Der Ausblick für das Geschäftsjahr 2009 ist zum größten Teil von der Entwicklung der Kerosinpreise abhängig. Wir glauben zwar nicht, dass der Ölpreis von US$130 und mehr per Barrel mittelfristig auf diesen Niveaus verbleiben sollte, es ist aber aus heutiger Sicht nur schwer abzuschätzen, wann die Preise wieder sinken werden. Aufgrund der derzeitigen Branchensituation sind die bisherigen Prognosen für 2009 überholt. Belastbare Ergebnisaussagen für 2009 und die Folgejahre sind vor Vorliegen der Projektergebnisse nicht möglich.

Rückfragehinweis / For further information:
Investor Relations, Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com
Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;
Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2, A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com
Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

Austrian

June 9, 2008

Ad-Hoc Release

PROJECT LAUNCHED TO EVALUATE STRATEGIC OPTIONS

POSITIVE NET RESULT NOT ACHIEVABLE IN 2008 DUE TO EXTREMELY HIGH KEROSENE PRICE

At the Extraordinary Meeting of the Supervisory Board on 9 June 2008 the Management Board has presented and the Supervisory Board has acknowledged a project to determine the additional result potentials that could be produced by internal optimisation and extra potentials of a strategic partnership. The project is being carried out by the Board of Management of the company with the support of the Boston Consulting Group (BCG). It will produce initial interim results at the end of July and a detailed recommendation over what action the owners should take by the end of September. Evaluation of the possible effects on the result is based on the current situation of the Austrian Airlines Group, which is under strain due to the high price of kerosene.

The additional costs produced by the extremely high kerosene price and associated difficult peripheral conditions are currently shaping the entire airline industry, which has adjusted its expectations for the current year significantly downwards.

In preparation for the Meeting of the Supervisory Board, Austrian Airlines has carried out new forecasts based on the dramatic increase in the kerosene price in recent weeks. Based on the current price of kerosene and the level of the US dollar, the Austrian Airlines Group calculates that its additional costs for kerosene will reach EUR 130 million this year. Austrian Airlines expects that due to the introduced countermeasures these costs will not fully affect the result and therefore expects that its net result for the financial year 2008 will be within a bandwidth of between EUR -70 million and EUR -90 million. The outlook for the financial year 2009 is strongly dependent on the trend in kerosene prices. While we do not believe that the oil price is likely to remain at levels of US$ 130 or more per barrel in the medium term, it is difficult to estimate when prices will begin falling again as the situation stands at present. Due to the current situation in the industry the previous forecasts for 2009 are outdated. It will not be possible to produce reliable result forecasts for 2009 and subsequent years before the results of the project become available.

For further information:
Investor Relations, Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com
Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com
Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2, A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com
Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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